UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
TRY 1,250,000,000 27.50% Notes due 2 October 2019 (the "Notes")
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 9 October 2018

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Turkish Lira ("TRY") 1,250,000,000 27.50% Notes due 2 October 2019 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 9 October 2018 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 9 October 2018 (the "Purchaser's Confirmation") provided by J.P. Morgan Securities plc ("J.P. Morgan") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"), J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	98.000%	0.150%	97.850%
Total	TRY 1,225,000,000	1,875,000	TRY 1,223,125,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the legal advisers of the Bank, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of listing the Notes and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
        (ii)   The Purchaser's Confirmation dated 9 October 2018.
        (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
        (ii)   The Pricing Supplement dated 9 October 2018.

---

*Previously filed with the Securities and Exchange Commission on 17 July 2012.

09 October 2018

To: European Bank for Reconstruction and Development

Attention: Taro Morris

Dear Sirs,

European Bank for Reconstruction and Development
TRY 1,250,000,000 27.50 per cent. Notes due 02 October 2019 (the "Notes") issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i)   We agree to pay:

        (a)   the fees and expenses of our legal advisers;

        (b)   the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisors to the Issuer in connection with the necessary United States filing;

        (c)   the fees and expenses of the Agent and any paying agents;

        (d)   all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

        (e)   the cost of listing the Notes; and

        (f)   the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)   In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. §290.3 no later than the date of this agreement, the Notes are expected to be offered and sold in the United States.

(iii)   In addition, we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 will not apply in relation to this issue of Notes.

The management and underwriting fee will be 0.150 per cent. of the principal amount of the Notes, which will be deductible from the proceeds of the issue. The net proceeds of the issue are TRY 1,223,125,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance Rules under EU Delegated Directive 2017/593 (the "**Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

J.P. Morgan Securities plc
25 Bank Street, Canary Wharf, London, E14 5JP
Tel: +44 (0)20 7742 4000 · Fax: +44 (0)20 3493 0684
Registered in England & Wales No. 2711006. Registered Office 25 Bank Street, Canary Wharf, London, E14 5JP.

A37402258

MiFID II product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU (as amended, "**MiFID II**"); and (ii) all channels for distribution of the Notes. are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of MiFID II. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of MiFID II.

Pricing Supplement

09 October 2018

European Bank for Reconstruction and Development
TRY 1,250,000,000 27.50 per cent. Notes due 02 October 2019 (the "Notes")
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012. This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Turkish Lira ("**TRY**"), the lawful currency of the Republic of Turkey, subject to the provisions set out in the Annex hereto
2	Nominal Amount:	TRY 1,250,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	11 October 2018
5	Issue Price:	98.000 per cent.
6	Maturity Date:	02 October 2019, subject to the provisions set out in the Annex hereto
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8		Form of Note:	Registered
9		New Global Note:	No
10		Specified Denomination:	TRY 10,000
11		Exchange of Bearer Notes:	Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14		Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15		Interest Commencement Date:	11 October 2018
		Fixed Rate Notes:	
16	(a)	Fixed Rate of Interest:	27.50 per cent. per annum. For the avoidance of doubt, the Final Broken Amount per Specified Denomination will be payable on the Fixed Interest Date.
	(b)	Fixed Interest Dates:	Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below and the provisions set out in the Annex hereto
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	TRY 2,682.19
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day

	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies and, for the avoidance of doubt, Istanbul shall be the principal financial centre. London and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19		Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies and, for the avoidance of doubt, Istanbul shall be the principal financial centre. London and New York City shall be additional business centres, subject to the provisions set out in the Annex hereto
20		Dual Currency Notes:	Not Applicable
21		Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at noteholder's option:	No
23	(a)	Final Redemption Amount per Specified Denomination (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. of the nominal amount of each Note, subject to the provisions set out in the Annex hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each	Condition 5(d) applies, subject to the

Note payable on an event of default: provisions set out in the Annex hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of the Dealer:	J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	The Republic of Turkey:

The Dealer acknowledges that the offering of the Notes is not approved by the Capital Markets Board ("**CMB**") under the Capital Markets Law (No. 6362) ("**CML**") and the Communiqué regarding Foreign Securities, Depository Receipts and Foreign Investment Funds Shares (Serial VII No: 128.4). Therefore no transaction that may be deemed as offering, marketing or sale of the Notes (or beneficial interests therein) in Turkey by way of private placement or public offering may be engaged in. Accordingly, the Dealer has represented and agreed that it has not and will not offer or sell the Notes to investors residing in the Republic of Turkey without applying to the CMB and, in the case of a public offering, without issuing a prospectus and an offering circular approved by the CMB, except pursuant to an exemption from the prospectus and application requirements of or otherwise in compliance with the CML and any other applicable laws or regulations of the Republic of Turkey. In addition, the Dealer represents and agrees that it has not sold or caused to be sold and will not sell or cause to be sold outside the Republic of Turkey the Notes (or beneficial interests therein) to residents of the Republic of

Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB *regulations*.

32 Details of additional/alternative clearing system approved by the Issuer and the Agent:

Euroclear and Clearstream, Luxembourg only

33 Intended to be held in a manner which would allow Eurosystem eligibility:

No

34 Common Code:

189167954

ISIN Code:

XS1891679547

CUSIP Number:

Not Applicable

35 Listing:

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market of the London Stock Exchange

36 In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

Not Applicable

37 Additional Information:

The provisions set out in the Annex shall apply to the Terms and Conditions in accordance herewith

38	Total Commissions:	0.150 per cent. of the Nominal Amount

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the Regulated Market of the London Stock Exchange of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 11 October 2018 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "MiFID II product governance / Retail investors, professional investors and ECPs target market".

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1   **LISTING**

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 11 October 2018 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

2   **RATINGS**

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch Rating France S.A. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3   **NOTIFICATION**

Not Applicable

4   **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5   **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

    (i)   Reasons for the offer: The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

    (ii)   Estimated net proceeds: TRY 1,223,125,000.00

    (iii)   Estimated total expenses: £10,000

6   **YIELD**

　　Indication of yield:　　　　　30.154 per cent. per annum.

　　　　　　　　　　　　　　　As set out above, the yield is calculated at the Issue
　　　　　　　　　　　　　　　Date on the basis of the relevant Issue Price. It is
　　　　　　　　　　　　　　　not an indication of future yield.

7   **HISTORIC INTEREST RATES**

　　Not Applicable

8   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF
　　EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER
　　INFORMATION CONCERNING THE UNDERLYING**

　　Not Applicable

9   **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT
　　ON VALUE OF INVESTMENT**

　　Not Applicable

Annex

All payments in respect of the Notes will be made in TRY, subject to the occurrence of a Settlement Disruption Event (as defined below) and will in all cases be subject to any fiscal or other laws applicable thereto.

If the Calculation Agent (as defined below) determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred or is subsisting during the Determination Period (as defined below):

A. The Calculation Agent shall notify the Issuer and the Agent of its determination as soon as practicable after making such determination (but in no event later than 8.00am London time one (1) Business Day after the last day of the Determination Period) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the noteholders thereof (in accordance with Condition 13 of the Notes), and

B. Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling two Business Days after the day on which the Issuer is notified by the Calculation Agent that a Settlement Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be.

If a Settlement Disruption Event no longer subsists, the Calculation Agent shall notify the Issuer and the Agent thereof as soon as practicable on or after the Business Day on which the Settlement Disruption Event no longer subsists (but in no event later than one (1) Business Day thereafter) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the noteholders thereof (in accordance with Condition 13 of the Notes).

If any amount is to be paid on a Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be), regardless of whether a Settlement Disruption Event is still subsisting at such time, payment shall be made in United States Dollars ("**USD**") and shall be calculated by the Calculation Agent (and promptly notified to the Agent and the Issuer (but in no event later than two Business Days before the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be)) in an amount per Specified Denomination which shall be produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

Relevant TRY Amount ÷ Exchange Rate

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment beyond the originally scheduled Fixed Interest Date, Maturity Date, or as the case may be, Early Redemption Date (in each case, as adjusted, if appropriate, in accordance with the Following Business Day Convention) to the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as appropriate) because of the operation of the provisions of this Annex.

If the Calculation Agent determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred following a Determination Period and either prior to or on Maturity Date or Early

Redemption Date (as the case may be), then any amount payable shall be made in USD in accordance with the provisions set out above

For the purposes of these provisions:

"Agent" means Citibank N.A.

"Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York, and Istanbul.

"Calculation Agent" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9th February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"Determination Period" means (i) in relation to any Fixed Interest Date, the period which falls between five and three Business Days (inclusive) preceding any relevant Fixed Interest Date, as adjusted in accordance with the Following Business Day Convention; means (ii) in relation to the Maturity Date, the period which falls between five and three Business Days (inclusive) preceding the Maturity Date, as adjusted in accordance with the Following Business Day Convention; and (iii) in relation to any Early Redemption Date, as adjusted in accordance with the Following Business Day Convention, the period which falls between five and three Business Days (inclusive) preceding any Early Redemption Date, as the case may be;

"Exchange Rate" means the average of such firm quotes (expressed in TRY per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers at or about 11.00 a.m. London Time for the sale of TRY and the purchase of USD, on the day falling two Business Days prior to the Postponed Fixed Interest Date, Postponed Early Redemption Date (if any) or the Postponed Maturity Date (as the case may be). The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Exchange Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Exchange Rate in its sole discretion, which may result in a USD equivalent amount calculated as above to be zero;

"Postponed Early Redemption Date" means the tenth Business Day following the Early Redemption Date (if any);

"Postponed Fixed Interest Date" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"Postponed Maturity Date" means the tenth Business Day following the originally scheduled Maturity Date;

"Reference Dealers" means five leading dealers, banks or banking corporations, which deal in the TRY/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"Relevant TRY Amount" means the TRY amount per Specified Denomination which would have been payable on the relevant date if the Settlement Disruption Event had not occurred;

"Settlement Disruption Event" means, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner,

(i) the imposition of laws or regulations by the Central Banking Authority or other legislative, governmental or regulatory authority of the Republic of Turkey which (a) require non-residents of the Republic of Turkey to obtain permission from such Central Banking Authority or other authority to obtain TRY, or (b) otherwise restrict a non-resident's ability to obtain TRY or (c) otherwise regulate the purchase or holding of TRY such that costs are imposed in obtaining TRY which would not be imposed in the absence of such regulations, or (d) has the direct or indirect effect of hindering, limiting or restricting the transfer of TRY from the Republic of Turkey to recipients resident in another country.

(ii) Euroclear and/or Clearstream, Luxembourg suspend or cease acceptance of TRY as a settlement currency.

(a) we (the **"Manufacturer"**) acknowledge that we understand the responsibilities conferred upon us under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

(b) we note the application of the Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: **J.P. Morgan Securities plc**



By: ....

Authorised signatory